Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-1 filed pursuant to Rule 462(b) of the Securities Act of 1933 of the reference to our firm under the caption “Experts” and to the incorporation by reference of our report dated March 8, 2017, with respect to the consolidated financial statements of Sunshine Heart, Inc. (now known as CHF Solutions, Inc.) and Subsidiaries  in Amendment No. 3 to Registration Statement (Form S-1 No. 333-221010) and related Prospectus of CHF Solutions, Inc. for the registration of its Series F Convertible Preferred Stock, Common Stock, and Warrants to purchase Common Stock.

/s/ Ernst & Young LLP
Minneapolis, Minnesota
November 21, 2017